02058840

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2002

MDS INC.

(Registrant's name)

100 International Boulevard
Toronto, Ontario M9W 6J6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

Documents Included as Part of this Report of Form 6-K

No.	Document Description
1.	Interim Financial Statements for the nine months ended July 31, 2002.
2.	Confirmation of Mailing of Interim Financial Statements to Shareholders.

Document 1

MDS reports third quarter 2002 results

Earnings growth reflects continued strength of Life Sciences businesses. Operating income grew 40%, up from $42 million in the third quarter of 2001, to $59 million in the third quarter of 2002. Revenues increased by 11% to $451 million. Earnings per share from core businesses, which include the Life Sciences and Health segments and exclude non-recurring items, grew 65% to $0.28 compared to $0.17 in the third quarter of 2001. Basic earnings per share increased 38% from $0.16 in the third quarter of 2001 to $0.22 in the same period this year. A table comparing the components of earnings, year over year, is included later in this report.

The third quarter showed continued strength in our operating results. All of our businesses are performing in accordance to plan and, as in the last two quarters, MDS Pharma Services and MDS Sciex have performed particularly well.

Operating results by reportable segment for the quarter were (amounts in millions of Canadian dollars):

Third Quarter			2002			2001
	Revenues	**Operating Income**	**Operating Margin**	Revenues	Operating Income	Operating Margin
Life Sciences	**269**	**52**	**19%**	226	36	16%
Health	**181**	**19**	**10%**	180	18	10%
Core businesses	**450**	**71**	**16%**	406	54	13%
Proteomics	**1**	**(12)**	**n/m**	1	(12)	n/m
	451	**59**	**13%**	407	42	10%

Components of earnings per share for the quarter are summarized below:

Third Quarter	2002	2001
Earnings per share from core businesses	**$ 0.28**	$ 0.17
Restructuring activities, net	**—**	(0.03)
Gain from issue of shares by MDS Proteomics	**—**	0.07
Impact of MDS Proteomics	**(0.06)**	(0.05)
Basic earnings per share	**$ 0.22**	$ 0.16

Life Sciences Segment

For the quarter, revenues in the Life Sciences segment grew to $269 million from $226 million for the same period in 2001, an increase of 19%. Operating income increased 44% to $52 million in the quarter from $36 million in the same period last year.

Performance in the Life Sciences segment continued on the strength of performance in the analytical instruments and the contract research businesses. Strong sales of mass spectroscopy products, including the API 4000, contributed to the 41% increase in revenues in the analytical instrument business. Market share recovery in our generics business and growth in our global clinical research business delivered a 24% increase in revenues at MDS Pharma Services over the same period last year.

Letter to Shareholders

During the quarter there were a number of important developments in our Life Sciences businesses including:

- The sale of our high dose brachytherapy business to Varian Medical for $17 million. No gain or loss was realized in this transaction.
- The profitability of our global clinical research business has improved. We are pleased by two recently secured late-stage contracts totalling more than $80 million.
- A Medicare reimbursement code was issued for Zevalin, the first radiolabeled monoclonal antibody therapeutic product. We produce the yttrium-90 isotopes used to radiolabel Zevalin and we expect to see sales of the product increase once Medicare funding begins in October.

Health Segment

In the Health segment, revenues were $181 million compared to $180 million for the same quarter in 2001. Operating income for this segment was $19 million in the quarter compared to $18 million for the same period in the prior year. The Diagnostics business grew 9% in the third quarter, as a result of growth in our US and Canadian lab businesses.

MDS Matrx, which accounted for $12 million of revenues in the third quarter last year and was sold in this year's second quarter, caused a decrease in revenues for the third quarter in the Distribution business.

During the quarter, a number of initiatives impacted our performance in the Health segment, including:

- Conclusion of our fee negotiations in British Columbia and recent fee negotiations in Ontario and Alberta ensure reliable cash flow to support the growth opportunities in both Canada and the US.
- MDS Diagnostic Services announced a collaborative alliance with ARUP, a leading esoteric testing laboratory based in Salt Lake City, Utah. ARUP will serve as the primary esoteric testing laboratory for our laboratory partnerships in the US.

Proteomics Segment

In the Proteomics segment, operating losses were $12 million dollars in a quarter that focused on furthering the building of relationships with potential pharma and biotech partners and preserving cash flow. We are confident that we will be able to complete a strategic collaboration with a customer by the end of our fiscal year. Terms of this agreement are expected to include an equity investment in MDS Proteomics. This inflow of cash, combined with an earlier investment by MDS and recent steps taken to reduce the rate of cash usage, is expected to result in MDS Proteomics having sufficient cash resources to fund their development and research program for the next few years.

Outlook

I am very pleased with our performance in 2002. In an environment marked by continued weakness in equity markets, it is satisfying to see virtually all of our businesses performing well and we anticipate similar strength as we move through the last quarter of 2002.

There has been a great deal of discussion of late on the topic of executive certification of the accuracy of financial results. We have in place a comprehensive and regular financial reporting review process, which includes both the business unit and corporate level. Additionally, we have for several years conducted a detailed review of our financial results, with our Audit Committee and Board of Directors prior to the public release of our quarterly and annual results. This will continue to support our ability to certify the accuracy of our financial results, which will commence with the annual filing for the 2002 fiscal year.

In addition to reporting the third quarter, MDS declared a cash dividend of $0.05 per Common share, an increase of 15.9%, to all shareholders of record as of September 27, 2002. The dividend is payable on October 11, 2002.

John A. Rogers
President and Chief Executive Officer

Management's Discussion and Analysis of Operating Results and Financial Position

Overview

With the end of the third quarter, we have completed a full four quarters since we announced restructuring initiatives in MDS Pharma Services and in our Therapy Systems business. We are pleased with the progress MDS has made since July of 2001 in these areas and especially pleased with the impact on our financial results. These improvements, in addition to increased MDS Sciex revenues, have caused year-over-year growth of 11% in revenues and 40% in operating income. This significant improvement in operating income propelled earnings per share from our core Health and Life Sciences segments to 28¢ compared to 17¢ last year, an increase of 65%. Basic earnings per share, which includes the impact of MDS Proteomics and, for 2001, non-operating items, grew 38% to 22¢.

Summary Consolidated Results	Third Quarter			Nine Months		
	2002	2001	**Change**	**2002**	2001	**Change**
Revenues	**451**	407	**11%**	**1,317**	1,208	**9%**
Operating income	**59**	42	**40%**	**163**	113	**44%**
Basic earnings per share	**$ 0.22**	$ 0.16	**38%**	**$ 0.57**	$ 0.68	**(16%)**

Items that have an impact on the comparability of earnings per share for the quarter and the year-to-date are summarized below (fiscal 2001 figures are before goodwill amortization to be consistent with 2002):

	Third Quarter		Nine Months	
	2002	2001	**2002**	2001
Earnings per share from core businesses	**$ 0.28**	$ 0.17	**$ 0.80**	$ 0.51
Restructuring activities, net	**—**	(0.03)	**—**	(0.03)
Gain from issue of shares by MDS Proteomics	**—**	0.07	**—**	0.33
Sale of MDS Matrx	**—**	—	**(0.05)**	—
Impact of MDS Proteomics	**(0.06)**	(0.05)	**(0.18)**	(0.13)
Basic earnings per share	**$ 0.22**	$ 0.16	**$ 0.57**	$ 0.68

Segment Results

Third Quarter	**2002**			2001		
	Revenues	**Operating Income**	**Operating Margin**	Revenues	Operating Income	Operating Margin
Life Sciences	**269**	**52**	**19%**	226	36	16%
Health	**181**	**19**	**10%**	180	18	10%
Core businesses	**450**	**71**	**16%**	406	54	13%
Proteomics	**1**	**(12)**	**n/m**	1	(12)	n/m
	451	**59**	**13%**	407	42	10%

[Tabular amounts are in millions of Canadian dollars, except where noted.]

This section of the quarterly report contains management's analysis of the financial performance of the Company and its financial position and it should be read in conjunction with the financial statements. Readers are cautioned that management's discussion and analysis contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult the MDS Annual Report and Annual Information Form for fiscal 2001 for additional details regarding risks affecting the business.

Management's Discussion and Analysis

Nine Months	**2002**			2001		
	Revenues	**Operating Income**	**Operating Margin**	Revenues	Operating Income	Operating Margin
Life Sciences	**781**	**160**	**20%**	684	100	15%
Health	**533**	**41**	**8%**	522	51	10%
Core businesses	**1,314**	**201**	**15%**	1,206	151	13%
Proteomics	**3**	**(38)**	**n/m**	2	(38)	n/m
	1,317	**163**	**12%**	1,208	113	9%

Life Sciences

Review of operations—Revenues from Life Sciences businesses in the quarter were:

	2002	2001	**Change**
Isotopes	**86**	84	**2%**
Analytical instruments	**58**	41	**41%**
Pharmaceutical services	**125**	101	**24%**
Total	**269**	226	**19%**

The improvement in Pharma Services, since our restructuring concluded last July, continued this quarter. MDS Pharma Services contributed better than one-half of the revenue growth of the past three months. Of particular note is a complete recovery of our generic business based in Montreal, Quebec. Renewed focus on client service and business development in the generic market has restored MDS Pharma Services' market share to levels experienced in fiscal 2000, and we are now beginning to grow market share in this key market.

Our global clinical research business has also improved dramatically, primarily due to growth in our European operations. Sales growth in our European businesses has led to improved profitability and we are steadily demonstrating our ability to compete with best-of-class CROs in attracting global late-stage trials. Subsequent to the end of the quarter and based on an extended contract bidding and negotiation process, MDS Pharma Services secured global late-stage contracts valued at over $80 million to be realized over the next six years, adding significantly to our revenue backlog as we prepare to enter fiscal 2003.

Sales of mass spectrometers remained strong in the third quarter, propelling revenues up 41%. We are pleased with the sales performance of each major product line within this business as all are up significantly. Especially encouraging for us was an increase in sales of API 3000 units during a period of continuing heavy demand for the more sensitive (and more expensive) API 4000. Order flow on all product lines has held up well.

Late in the second quarter, our ABI/MDS Sciex joint venture was successful in a patent infringement judgment against Micromass, a competitor in our LCMS market. During the third quarter, motions filed by Micromass were denied and the judge issued a permanent injunction against shipment of certain Micromass equipment into the United States. Micromass was ordered to pay an additional US$5 million of pre-judgment interest, bringing the total damages awarded to US$52 million. Micromass has appealed this verdict and posted the necessary security in order to proceed. We have not recognized our 50% share of this judgment in our results at this time.

Medical isotopes and cobalt sales were up for the quarter but this increase was offset by a decline in revenues from Therapy Systems. At the end of June, we sold our high dose rate brachytherapy business for proceeds of $17 million. No gain or loss was realized on the transaction. With the sale of this business we will focus on developing the market for our oncology software applications.

The operating margin for Life Sciences was 19% for the quarter, a significant improvement over last year. Strong revenue growth in our Pharma Services business has enabled us to gain leverage from the high fixed costs in that business. In addition, ongoing sales strength in our high margin mass spectrometry business continues as a prime driver of our Life Sciences margins.

Capital expenditures—Purchases of capital assets amounted to $43 million for the quarter compared to $21 million last year. We have now completed essentially all planned facility moves and expansions in Pharma Services, contributing to the increase in capital expenditures this quarter. Other significant items of spending included progress on our radiopharmaceutical manufacturing facility in Kanata, Ontario and our new cyclotron in Vancouver, British Columbia. Ongoing investment to complete our MAPLE facility is also included in the total.

Segment outlook—We have been very encouraged this year by the success of our efforts to restore MDS Pharma Services to acceptable levels of growth and profitability. To date, we have experienced revenue growth that exceeds industry averages and our margins in this business are now in line with the range for the industry. We are also pleased by the reception that our new service offerings have received from our customers. Our service agreement with Sankyo Pharma is exceeding our expectations and we see several opportunities to strengthen this relationship. Meanwhile, we have begun marketing a complete development services concept to key biotechnology customers and this offering has garnered an enthusiastic response. Although we are in the early days of presenting this new business concept to potential customers, we have to date signed services agreements worth $10 million.

Continuing consolidation within the pharmaceutical industry, as demonstrated by the proposed merger of Pfizer and Pharmacia announced shortly before the end of the quarter, is expected to extend the uncertainty experienced in the CRO market. We will continue to demonstrate our commitment to deepening our relationships with key customers, offering them novel new business ideas like our development services contracts and our DrugMatrix chemogenomics services. We also remain committed to strategic relationships and collaborations like our agreement with Sankyo Pharma. We believe that our approach to the CRO market will position us well with customers and moderate the negative impact of any industry downturns.

The launch of the API 4000 last year set the stage for strong performance by MDS Sciex this year. Other new products have been introduced since the launch and are meeting with good market acceptance. We continue to invest significant amounts in research and development in this area and plan additional new products in future quarters. The API 4000 has demonstrated our focus on technological leadership; a strategy that we believe positions us for continued strong results.

In March, IDEC Pharmaceuticals received FDA approval and launched the world's first radiolabelled monoclonal antibody, Zevalin, containing MDS's yttrium-90 isotope. Sales began shortly thereafter but volumes have been limited by the lack of a Medicare reimbursement code. In June, the company announced that billing codes have been granted and that government reimbursement for the compound will begin in October. While the market for Zevalin has been limited to date, the product has received an encouraging reception from the medical community. Based on the success of this product and clinical success to date with a competitive product that uses an MDS iodine isotope, we are pursuing an active program to identify other promising candidates for radiolabelling with the expectation that this will provide significant business opportunities for the Company.

Construction of a new cyclotron in Vancouver, British Columbia and projects to expand our isotope processing facility, in Kanata, Ontario, and with Ontario Power Generation Inc., to increase our supply of cobalt, remain on track. We expect revenues from these new facilities beginning late in fiscal 2003 to set the stage for better growth in isotopes in later years.

Management's Discussion and Analysis

Health

Review of operations—Revenues from Health businesses in the quarter were:

	2002	2001	**Change**
Canadian laboratories	**100**	91	**10%**
US laboratories	**35**	33	**6%**
Diagnostics	**135**	124	**9%**
Distribution	**46**	56	**(18%)**
Total	**181**	180	**1%**

Diagnostics revenue growth in Canada reflects the impact of a new fee agreement in the province of British Columbia. The new agreement ends a period of uncertainty that began with the change of government last year. The new agreement runs until March 2004.

Health businesses generated a consistent operating margin of 10%. As capital expenditures for Health businesses are generally limited to maintenance and replacement, cash flow generated by Health businesses is strong.

Source Medical revenues are level with last year and the drop over the comparative quarter reflects the sale of MDS Matrx earlier this year. While loss of the Baxter Canada distribution contract has had little affect on revenue due to replacement business, it has enabled us to commence some minor realignment of our distribution facilities. We expect to complete this at minimal cost and the changes will position us for improved margins next year.

Capital expenditures—Purchases of new capital assets by Health businesses totalled $7 million for the quarter compared to $4 million for the third quarter last year.

Segment outlook--With a new fee agreement in place in British Columbia and recent agreements in Ontario and Alberta, our Canadian laboratory services businesses are well positioned to deliver reliable cash flow, allowing us to concentrate on growth opportunities. Completion of the agreement with Duke University Health System is proceeding. In June, we announced a new collaborative alliance with ARUP Laboratories, a full-service reference laboratory owned by the University of Utah. Effective immediately, ARUP will serve as the primary esoteric reference laboratory for MDS-managed regional laboratories in the United States. We have been associated with ARUP for a number of years and they were one of the early adopters of our AutoLab technology. Under our new agreement, ARUP will work with their hospital and integrated delivery networks to make them aware of MDS's capabilities in helping hospital networks to create core laboratories and build their outreach capabilities. This opens up significant new markets for us in the US and has already led us to identify several new business development opportunities.

Proteomics

Review of operations—The operating loss from Proteomics was $12 million for the quarter, including $3 million of depreciation and amortization.

Capital expenditures—Purchases of new capital assets by MDS Proteomics totalled $1 million in the quarter compared to $7 million in 2001.

Segment outlook--During the third quarter we continued to focus on conserving cash and on arranging new financing. We are confident that we will complete a strategic collaboration with a customer by the end of our fiscal year. Terms of this agreement are expected to include an equity investment in MDS Proteomics. This inflow of cash, combined with an investment by MDS earlier this year and recent steps taken to reduce the rate of cash usage, is expected to result in MDS Proteomics having sufficient cash resources to fund their development and research program for the next few years.

Management's Discussion and Analysis

Corporate

Review of operations—Net interest expense of $3 million was consistent with the prior quarter and continues to reflect the favourable interest rate environment in North America. There has been no significant change in total long-term debt over the quarter and short-term debt was reduced slightly as Source Medical has reduced its operating working capital investment.

The effective tax rate for the quarter was 44% and the tax rate applicable to our core businesses has fallen to 42%. We expect continued improvement in European profitability to further reduce our tax rate for core businesses. Shortly after quarter end we completed a tax reorganization of MDS Proteomics that will enable us to realize value from the Company's tax losses sooner than would otherwise have been the case. This reorganization will mean that tax recoveries associated with future losses of MDS Proteomics will be ineligible for accounting recognition.

Liquidity and Capital Resources

Net cash on hand at July 31, 2002 was $186 million, down only slightly from April. Operating working capital was $85 million. Capital expenditures are the main reason for the drop in net cash. The Company has adequate cash resources to fund its current growth initiatives.

At quarter-end, we had drawn approximately $520 million of our long-term debt facility. During the first quarter, we exercised a term-out option on a $217 million tranche of this facility. This portion of our long-term debt is due in February 2003 and a second tranche is due in May 2003. Consequently, these portions of our long-term debt are reported as a current liability in the balance sheet for July. We currently expect to refinance this debt on a long-term basis.

Outlook for the Year

Our results to date in fiscal 2002 have been strong, primarily due to the performance of MDS Pharma Services and MDS Sciex. As we enter our final quarter of the year, these strong results appear set to continue. Order flow for our MDS Sciex instruments remains high. Similarly, MDS Pharma Services appears positioned to continue to grow through this year and into next. The recovery of market share in the generics market has been encouraging and we believe is evidence that these services are perceived to add significant value to the development programs of our customers in this market. Meanwhile, spending by major innovators has remained strong and we feel that we are winning a growing portion of new business from these customers. This is demonstrated by new late-stage clinical trials contracts signed early in the fourth quarter.

While we are disappointed by the regulatory delays in granting a billing code for Zevalin, the future of this product looks bright. Zevalin appears poised to establish the commercial viability of radiolabeled therapeutic products. This may open up new markets for our radioisotopes as competition to toxin-labelled therapeutics.

The financial markets have been difficult for biotechnology companies this year. We are monitoring these markets both for the impact on our own long-term investments and for possible opportunities to invest in new technologies at attractive valuations.

In the Health segment, fee agreements have brought stability to our three largest Canadian markets. In addition, our relationship with Duke University and our new agreement with ARUP Laboratories and the University of Utah position us well to continue developing our offering to US hospitals.

Consolidated Statements of Income

	Three months to July 31		Nine months to July 31	
(millions of Canadian dollars, except per share amounts)	**2002**	2001	**2002**	2001
Net revenues	**$ 451**	$ 407	**$ 1,317**	$ 1,208
Direct costs	**(279)**	(267)	**(837)**	(789)
Depreciation and amortization	**(20)**	(18)	**(62)**	(54)
Other operating costs	**(94)**	(82)	**(263)**	(256)
Restructuring activities, net	**—**	1	**—**	1
Equity earnings and investment gains	**1**	1	**8**	3
Operating income	**59**	42	**163**	113
Gain on issue of shares by MDS Proteomics	**—**	17	**—**	54
	59	59	**163**	167
Interest expense —long-term	**(4)**	(5)	**(12)**	(15)
—other	**—**	(1)	**(1)**	(1)
Dividend and interest income	**1**	3	**5**	10
Minority interest	**(2)**	(1)	**(3)**	(3)
Income before income taxes	**54**	55	**152**	158
Income taxes	**(24)**	(33)	**(72)**	(63)
Income before amortization of goodwill	**30**	22	**80**	95
Amortization of goodwill (net of tax)	**—**	(10)	**—**	(27)
Net income	**$ 30**	$ 12	**$ 80**	$ 68
Earnings per share (note 4)				
Basic	**$ 0.22**	$ 0.16	**$ 0.57**	$ 0.68
Fully diluted	**$ 0.21**	$ 0.16	**$ 0.56**	$ 0.67

See accompanying notes.

Consolidated Statements of Retained Earnings

	Three months to July 31		Nine months to July 31	
(millions of Canadian dollars)	**2002**	2001	**2002**	2001
Retained earnings, beginning of period	**$ 498**	$ 450	**$ 457**	$ 405
Net income	**30**	12	**80**	68
Repurchase of shares and options	**—**	(2)	**(3)**	(7)
Dividends —cash	**—**	—	**(4)**	(4)
—stock	**—**	—	**(2)**	(2)
Retained earnings, end of period	**$ 528**	$ 460	**$ 528**	$ 460

Consolidated Statements of Financial Position

As at July 31 with comparatives at October 31 (millions of Canadian dollars)	2002	2001
Assets		
Current		
Cash and short-term investments	**$ 195**	$ 183
Accounts receivable	**308**	299
Inventories	**167**	162
Income taxes recoverable	**8**	8
Prepaid expenses	**27**	24
Future tax assets	**5**	5
	710	681
Capital assets	**716**	661
Future tax assets	**72**	72
Long-term investments and other (note 2)	**236**	192
Goodwill and other intangibles	**803**	796
Total assets	**$ 2,537**	$ 2,402
Liabilities and Shareholders' Equity		
Current liabilities		
Bank indebtedness	**$ 9**	$ 12
Accounts payable and accrued liabilities	**319**	320
Deferred income	**71**	89
Income taxes payable	**44**	22
Current portion of long-term debt	**385**	17
	828	460
Long-term debt	**235**	536
Deferred income and other	**57**	81
Future tax liabilities	**31**	21
Minority interest	**55**	61
	1,206	1,159
Shareholders' equity		
Share capital (note 4)	**794**	789
Retained earnings	**528**	457
Cumulative translation adjustment	**9**	(3)
	1,331	1,243
Total liabilities and shareholders' equity	**$ 2,537**	$ 2,402

See accompanying notes.

Consolidated Statements of Cash Flows

(millions of Canadian dollars)	Three months to July 31 2002	2001	Nine months to July 31 2002	2001
Operating activities				
Net income	**$ 30**	$ 12	**$ 80**	$ 68
Items not affecting current cash flow (note 5)	**21**	46	**80**	43
Cash flow from operations	**51**	58	**160**	111
Changes in non-cash working capital balances relating to operations (note 5)	**4**	(37)	**(37)**	(58)
	55	21	**123**	53
Investing activities				
Acquisitions	**(14)**	(1)	**(15)**	(15)
Purchase of capital assets	**(51)**	(32)	**(111)**	(90)
Proceeds on divestitures	**17**	—	**23**	—
Other	**(5)**	—	**(46)**	(4)
	(53)	(33)	**(149)**	(109)
Financing activities				
Long-term debt issued	**—**	3	**71**	84
Long-term debt repayments	**(2)**	(4)	**(2)**	(132)
Decrease in deferred income and other	**(9)**	(1)	**(13)**	(77)
Payment of cash dividends	**—**	—	**(4)**	(4)
Issuance of shares	**1**	1	**3**	4
Repurchase of shares and options	**(1)**	(3)	**(3)**	(8)
Issuance of shares of subsidiary for cash	**—**	23	**—**	38
Minority interest distributions	**(3)**	(2)	**(7)**	(7)
Cash effects of translation of foreign subsidiaries	**(5)**	—	**(4)**	—
	(19)	17	**41**	(102)
Increase (decrease) in cash during the period	**(17)**	5	**15**	(158)
Cash position, beginning of period	**203**	134	**171**	297
Cash position, end of period	**$ 186**	$ 139	**$ 186**	$ 139

Note: Cash position comprises cash and short-term investments less bank indebtedness.

See accompanying notes.

Notes to Consolidated Financial Statements

(All tabular amounts in millions of Canadian dollars, except where noted.)

1. Accounting Policies

These financial statements have been prepared on a basis consistent with the Company's annual financial statements for the year ended October 31, 2001, and should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

Effective November 1, 2001, the Company adopted the requirements of CICA Handbook section 3062, "Goodwill and Other Intangible Assets". Under the new standard, goodwill and intangible assets with indefinite useful lives are no longer amortized but are subject to an impairment review annually or more frequently if deemed appropriate. As of the adoption date, the Company has completed its impairment testing on the balance of goodwill and intangible assets and no impairment loss has been recorded. The Company has determined that it has no intangible assets of indefinite life.

Effective November 1, 2001, the Company adopted CICA Handbook section 3500, "Earnings per Share", which requires the use of the treasury method to calculate diluted earnings per share. The requirements of section 3500 were adopted retroactively and fully diluted EPS figures for the prior year were restated. As a result, the Company's fully diluted EPS decreased by $0.01 for the nine months ended July 31, 2001.

2. Long-term Investments

Operating income for the period includes $1 million [2001 – $1] as the Company's share of earnings of significantly influenced companies and partnerships.

3. Disposals

During the quarter, the Company disposed of its high dose rate brachytherapy business for $17 million. No gain or loss was realized from this disposal.

4. Earnings Per Share

Basic earnings per share have been calculated using the weighted average number of Common shares outstanding during the period. The weighted average number of shares outstanding for the quarter ended July 31, 2002 was 139.9 million basic and 142.4 million fully diluted [2001 – 139.6 and 141.7]. For fiscal 2001, earnings per share after goodwill amortization for the three months ended July 31 were $0.09 [fully diluted – $0.09]. For fiscal 2001, earnings per share after goodwill amortization for the nine months ended July 31 were $0.48 [fully diluted – $0.48].

5. Supplementary Cash Flow Information

Non-cash flow items affecting net income comprise:

	Three months to July 31		Nine months to July 31	
	2002	2001	**2002**	2001
Depreciation and amortization	**$ 20**	$ 18	**$ 62**	$ 54
Amortization of goodwill	**—**	11	**—**	28
Minority interest	**2**	1	**3**	2
Future income taxes	**(1)**	14	**12**	(5)
Equity earnings (net of distribution)	**—**	—	**(4)**	(1)
Restructuring activity	**—**	19	**—**	19
Gain on issuance of shares by a subsidiary	**—**	(17)	**—**	(54)
Other	**—**	—	**7**	—
	$ 21	$ 46	**$ 80**	$ 43

Changes in non-cash working capital balances relating to operations include:

	Three months to July 31 2002	Three months to July 31 2001	Nine months to July 31 2002	Nine months to July 31 2001
Accounts receivable	$ (3)	$ 3	$ (18)	$ (21)
Inventories	(10)	(6)	(18)	(26)
Accounts payable and deferred income	(8)	(6)	(30)	18
Income taxes	19	(28)	25	(18)
Foreign exchange and other	6	—	4	(11)
	$ 4	$ (37)	$ (37)	$ (58)

6. Segmented Information

	Three months to July 31, 2002 Life Sciences	Health	Proteomics	Total	Three months to July 31, 2001 Life Sciences	Health	Proteomics	Total
Net revenues	$ 269	$ 181	$ 1	$ 451	$ 226	$ 180	$ 1	$ 407
Operating income	52	19	(12)	59	36	18	(12)	42
Revenues by products and services:								
Medical isotopes				86				84
Analytical equipment				58				41
Pharmaceutical research services				125				101
Clinical laboratory services				135				124
Distribution and other				46				56
Proteomics				1				1

	Nine months to July 31, 2002 Life Sciences	Health	Proteomics	Total	Nine months to July 31, 2001 Life Sciences	Health	Proteomics	Total
Net revenues	$ 781	$ 533	$ 3	$ 1,317	$ 684	$ 522	$ 2	$ 1,208
Operating income	160	41	(38)	163	100	51	(38)	113
Revenues by products and services:								
Medical isotopes				252				254
Analytical equipment				160				117
Pharmaceutical research services				369				313
Clinical laboratory services				388				359
Distribution and other				145				163
Proteomics				3				2
Total assets at July 31	$ 1,924	$ 445	$ 169	$ 2,537	$ 1,729	$ 476	$ 148	$ 2,353

7. Contingent Gain

During the quarter, a partnership in which MDS has a 50% interest was awarded US$52 million in damages related to a patent infringement claim. The defendant in this case has since appealed this judgment. We are not able to estimate the amount or timing of receipt of our share of this award and consequently we have not recognized it as a receivable in these financial statements.

8. Figures

Certain figures for the previous period have been reclassified to conform with the current period's financial statement presentation.

Executive Management Team

Wilfred G. Lewitt
Chairman

John A. Rogers
President and
Chief Executive Officer

Ronald H. Yamada
Executive Vice-President
MDS Inc.

Gary W. Goertz
Executive Vice-President
Finance and Chief Financial Officer

James M. Reid
Executive Vice-President
Organization Development

Edward K. Rygiel
Executive Vice-President, MDS Inc. and
President and Chief Executive Officer, MDS Capital Corp.

Alan D. Torrie
Executive Vice-President
Global Markets & Technology

R. Ian Lennox
Group President and Chief Executive Officer
Pharmaceutical & Biotech Markets

John A. Morrison
Group President and Chief Executive Officer
Healthcare Provider Markets

Andrea C. Bodnar
Vice-President and
Chief Information Officer

Andrew W. Boorn
President,
MDS Sciex

Robert W. Breckon
Senior Vice-President
Strategy & Corporate Development

Peter E. Brent
Senior Vice-President and
General Counsel and Corporate Secretary

Cameron A. Crawford
President
MDS Diagnostics

Mary E. Federau
Senior Vice-President
Talent Development

John D. Gleason
Senior Vice-President
Global Business Excellence

Douglas J. P. Squires
President
MDS Pharma Services

Investors' Quick Reference

Mailing Address

MDS Inc.
100 International Blvd.
Toronto, Ontario, Canada
M9W 6J6
Telephone: (416) 675-7661
Fax: (416) 675-0688

Website Address

www.mdsintl.com

Shareholder Link Service

1 (888) MDS-7222

Transfer Agent and Registrar, Stock Dividend and Share Purchase Plan

CIBC Mellon Trust Company
Toronto, Ontario, Canada
1 (800) 387-0825

Investor Relations Contact

Sharon Mathers
Vice-President, Investor Relations
and Corporate Communications
(416) 675-6777 ext. 2695
email: smathers@mdsintl.com

Stock Listing

Toronto Stock Exchange
Symbol – MDS
New York Stock Exchange
Symbol – MDZ

Document 2

CIBC Mellon

CIBC Mellon Trust Company

320 Bay Street
P.O. Box 1
Toronto, ON M5H 4A6

Tel: 416.643.5000
Fax: 416.643.5570

www.cibcmellon.com

September 27, 2002

MDS Inc.
100 International Blvd.
Toronto, ON
M9W 6J6

Dear Sirs:

RE: MDS INC.

The following items (Files) were sent by prepaid mail to those shareholders who requested material of the above-mentioned Company on September 27, 2002.

X Interim Report for the Nine Months Ended July 31, 2002

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document/files are filed with you as Agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

(signed)
Jo-Anne Kidd
Senior Administrator, Client Relations
Direct Dial: (416) 643-5564

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2002

MDS INC.

By: /s/ Peter Brent
Peter Brent
Senior Vice President & General Counsel
and Corporate Secretary